October 11, 2019

Lisa A. Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA

       Re: Jaguar Health, Inc.
           Registration Statement on Form S-1
           Filed September 27, 2019
           File No. 333-233989

Dear Ms. Conte:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed September 27, 2019

Exhibits

1. We note that Article XIII of your Amended and Restated Certificate of Incorporation and
       Section 7.13 of your Amended and Restated Bylaws identify the Court of Chancery of the
       State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the
       Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would
 Lisa A. Conte
Jaguar Health, Inc.
October 11, 2019
Page 2
       enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that these provisions do not apply to any actions arising under the Securities Act or Exchange Act. Please also describe the savings clause and subject matter jurisdiction carve out referenced in your Amended and Restated Bylaws.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                              Sincerely,
FirstName LastNameLisa A. Conte
                                                              Division of
Corporation Finance
Comapany NameJaguar Health, Inc.
                                                              Office of Life
Sciences
October 11, 2019 Page 2
cc:       Michael Lee, Esq.
FirstName LastName